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Exhibit (a)(10)

BROADVISION
STOCK OPTION EXCHANGE PROGRAM
SCRIPT FOR WEBCAST FIRST AVAILABLE APRIL 25, 2001

TITLE PAGE

THE FOLLOWING WEBCAST PROVIDES AN OVERVIEW TO BROADVISION'S 2001 STOCK OPTION EXCHANGE PROGRAM AND IS SUBJECT TO AND GOVERNED BY THE TERMS OF THE OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FILED BY BROADVISION WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ANY CONFLICT BETWEEN THIS WEBCAST AND THE PROVISIONS OF THE OFFER TO EXCHANGE SHALL BE GOVERNED BY THE OFFER TO EXCHANGE.

Welcome, and thank you for joining this webcast to learn about BroadVision's 2001 Stock Option Exchange Program. I'm Scott Neely, Senior Vice President and General Counsel of BroadVision. This Before we get into the program specifics, I'd like to offer a bit of background.

BroadVision designed its stock option program to provide a valuable benefit to attract and retain quality employees and to give a reward for contributing to the company's long-term success. Stock options give you an opportunity to purchase shares of BroadVision stock at a future date at the option exercise price. The exercise price is determined at the time stock options are awarded.

Our stock option program also aligns its rewards with the interests of our stockholders since the value of your options increases as the market price of BroadVision's stock increases. Unfortunately, recent economic conditions have seriously impacted the stock market in general and BroadVision's stock price in particular. Today, the majority of our stock options are "underwater"; by that I mean that the stock option exercise price is higher than the current market price. As a result, employees find it hard to see the potential benefit of stock options and, accordingly, their value as a benefit program is diminished.

We're committed to the concept of employees as stakeholders in BroadVision's future and to attracting and keeping terrific talent. It's your work that results in the great products and services we give our customers and partners and creates value for our stockholders.

And so, with these principles and background in mind, and with the support and approval of our Board, we have designed a new benefit -- the 2001 Stock Option Exchange Program -- which we believe will help bring value back to our stock option benefits and demonstrate to you BroadVision's commitment to rewarding you for the contributions you make to the company's long-term success.


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TODAY'S TOPICS

Today's webcast is designed to give you an overview of the Stock Option Exchange Program, how to participate, important considerations to keep in mind when deciding to participate and key dates. More details, including Questions and Answers, can be found on this internal website.

WHY WE'RE HERE

As I've already mentioned, our stock option program was designed to offer you a valuable equity-based benefit by providing a way to share in the ownership of BroadVision and align your interests with those of our stockholders. Because of BroadVision's current share price, the value of this benefit has diminished; that's why we're giving you the opportunity to replace your underwater options.

We also have been working on a program we call the Focal Option Grant program to review employees for additional option grants. If you received a focal option award your manager will be communicating the award to you in the next week or so, if he or she hasn't already done so. The Option Exchange Program impacts the timing of the grant of the Focal Options and I will discuss that impact as well.

You'll also learn what you need to do to participate in the new program, and I'll tell you how to get your questions answered.

THE SOLUTION

Very simply, the Stock Option Exchange Program provides each employee with the opportunity to exchange his or her underwater option for a replacement option.

Remember that an option is underwater if its exercise price is greater than the current market price of BroadVision stock.

Now let's get into more of the specifics of the program's design.


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STOCK OPTION EXCHANGE PROGRAM OVERVIEW

The basic design of the Stock Option Exchange Program is quite straightforward. There are five key elements:

     -    A voluntary share-for-share exchange

     -    All regular stock options are eligible

     - The replacement option is granted - and its exercise price is set -- six months and two days after the underwater option is cancelled

     -    The replacement option vests monthly over four years

     - Tax status of replacement option is generally same as it was for the cancelled underwater option


Let me review these in a bit more detail.

This is a voluntary exchange involving the cancellation of underwater options on May 25, 2001 and the grant of replacement options on November 27, 2001.

Participation in the exchange program is completely voluntary. Whether or not you decide to exchange your options is solely up to you.

This is a share-for-share exchange. That means that your replacement option will cover the same number of shares as is covered by the unexercised portion of your cancelled underwater option. For example, if the option you decide to exchange originally covered 1,000 shares and you have already exercised 200 shares, your replacement option will cover 800 shares. You are not permitted to cancel just a portion of any underwater option and you are not permitted to reverse any previous exercises of any option.

Accounting rules require us to delay the grant of the replacement options for at least six months to avoid potentially huge charges against future operating results. I'll talk a bit more about this so-called Six Month Rule later.

Any option that is underwater as of May 25, 2001 is eligible to be cancelled on that date. Throughout this presentation, I'll often use the term "Option Cancellation Date" and that date is May 25, 2001.

The only options that are not eligible for this program are those granted on November 2, 1999 in connection with the sale and listing of BroadVision shares on the Neuer Markt in Germany.

When your replacement option is granted on November 27, 2001, its exercise price will be the closing price of BroadVision stock on November 26, 2001. Obviously, we don't know what that price will be, so when making your decision, you should consider that the November 26 price may be higher or lower than the exercise price of the underwater options you currently have.


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Replacement Options will have a shorter vesting period than the vesting period for substantially all existing underwater options. The vesting period for Replacement Options will be four years rather than five. In addition, the Replacement Options will vest monthly and the vesting start date is May 1, 2001. We'll talk more about the details of vesting in a bit.

One significant exception to the four year vesting rule applies to replacements of employee referral options. Some of you have options granted because you referred an employee to BroadVision. Those options have two year vesting periods. If you exchange an underwater employee referral option, the vesting period of the replacement option will be two years, starting May 1, 2001.

Generally speaking, if your cancelled underwater option was an incentive stock option under U.S. tax law, the replacement option will also be an ISO. This will be subject to statutory limitations that limit how many shares can be covered by ISOs. If your underwater option was a nonqualified stock option under U.S. tax law, the replacement options will also be nonqualified.

Now, let's look at who is eligible to participate.


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ELIGIBILITY

In order to be eligible to participate, you must be employed by a BroadVision company on May 25, 2001 and have BroadVision stock options that are underwater on May 25, 2001, the Option Cancellation Date.

To receive your Replacement Options, you must remain continuously employed with BroadVision from May 25, 2001 through November 27, 2001, the date on which the Replacement Options will be granted. This means that if you exchange any of your underwater options on the Option Cancellation Date, but then leave BroadVision before the Replacement Option Grant Date, you will not receive a Replacement Option and your exchanged options will remain cancelled. This is true even if you leave BroadVision, but are re-hired before November 27, 2001.

Finally, it's important to understand what happens if you elect to exchange your options but then leave BroadVision before the May 25, 2001 Option Cancellation Date, whether as part of the workforce reduction or for any other reason. In these cases, your election will be voided and your existing options will not be cancelled as part of this program and you will have three months after your termination to exercise the vested portion of your existing options.

One last note about eligibility: employees subject to tax in Sweden will not be able to participate in the Stock Option Exchange Program because of local tax consequences.

Now, let's look at how the Exchange Program works.


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HOW THE EXCHANGE WORKS

Once again, participation in the Stock Option Exchange Program is completely voluntary, so if you prefer to keep your current options, that's perfectly fine. If you do participate, you may exchange any underwater option for a Replacement Option for the same number of shares.

To participate, you must complete and submit the On-Line Election Form no later than 5:00 p.m., PDT on May 25, 2001. The On-Line Election Form is on this website and will be personalized with relevant data regarding your eligible stock options. You should carefully review that information against the option summary separately mailed to you. Your option information is sensitive and personal. Because of that, you must not give out your username and password to others.

Let's look at an example to illustrate how the Option Exchange Program works.


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HOW THE EXCHANGE PROGRAM WORKS - EXAMPLE

Jason received an option for 1,000 shares at $25 per share when he was hired on Sept. 10, 2000. He hasn't exercised any of that option.

Let's assume our stock price is $5 on May 25, 2001. Thus, on the Option Cancellation Date, Jason's option is underwater by $20 a share. He elects to exchange the option. He completes and submits the form.

BroadVision will cancel Jason's original stock option on May 25, 2001 in exchange for its promise to issue him a replacement option on November 27, 2001. Jason remains an employee continuously through the Replacement Option Grant Date and is granted a replacement option covering 1,000 shares at the then hypothetical fair market value of $10 per share.

The prices I used in this example are completely hypothetical. If BroadVision's stock price increases significantly between May 25 and November 27, the exercise price of Jason's Replacement Option could actually be higher than the exercise price of his current underwater options.

Now, let's take a closer look at vesting.


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VESTING

Vesting is what gives you ownership rights to the shares received when you exercise a stock option. Most likely, your underwater stock options have a five year vesting schedule. Under the Stock Option Exchange Program, your replacement option will vest over a four year - 48 month - period; however, replacement options for employee referrals will vest over two years and vesting for options granted in certain countries outside the U.S. may be different to comply with local law.

Vesting for replacement options will be measured from May 1, 2001 even though the option is not granted until November 27.

Replacement Options will vest on a monthly basis; in other words, unlike most existing options, there will not be a waiting period of one year before the replacement option is vested with one exception. That exception applies to people who became a BroadVision employee after November 2000. I'll discuss this exception more in a minute but generally speaking, it is BroadVision's policy and industry practice that options don't first vest until the employee has been with the company for one year. This delayed vesting is often called "cliff vesting."

Finally, keep in mind that your Replacement Options will not be credited with vesting from your cancelled underwater options; that vesting is lost.


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VESTING DEPENDS ON YOUR DATE OF HIRE

How your Replacement Options vest depends on when you were hired at BroadVision.

If you were hired before December 2000, your Replacement Option will vest on a monthly basis over 48 months beginning on May 1, 2001. This means that when you receive your Replacement Option on November 27, 2001, it will already be six months vested. The balance of that Replacement Option will vest over the following 42 months.

If you were hired after November 2000 and have been granted your new hire option, that option won't first vest until sometime after November 27, 2001 when the Replacement Option is granted. Because of our general policy that options do not vest until the employee has been with the company for a year, your Replacement Option for that new hire option will not vest until the day your cancelled new hire option would have cliff vested. However, on that cliff vesting date, your Replacement Option will be partially vested based on the number of complete months that have passed since May 1, 2001. After that cliff vesting date, the balance of your Replacement Option will vest monthly.

The next two slides show examples of how your Replacement Options vest depending on your date of hire.


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VESTING OF REPLACEMENT OPTIONS FOR EMPLOYEES HIRED BEFORE DECEMBER 2000

This first example shows the vesting schedule for a Replacement Option received in exchange for an underwater new hire option held by an employee hired on October 5, 2000 and who received a new-hire option on that date. The new hire option would have first vested on October 1, 2001.

The employee elects to cancel that option for a replacement Option to be granted in November.

Because the cliff vesting date of the cancelled new hire option occurs BEFORE November 27, 2001, the Replacement Option will be partially vested when it is granted. The extent of vesting is the six full months from the May 1, 2001 vesting start date. The balance of the option will vest monthly (for example, it will be 25% vested on May 1, 2002 and will be fully vested on may 1, 2005).

The next example explains how vesting works if you were hired AFTER November
2000.


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VESTING OF REPLACEMENT OPTIONS FOR EMPLOYEES HIRED AFTER NOVEMBER 27, 2000

In this particular example, the employee was hired on December 15, 2000 and received an new-hire option grant on that date. That new-hire option would first vest on December 1, 2001.

The employee elects to cancel that option in exchange for a Replacement Option to be granted on November 27, 2001.

Because the cliff vesting date of the original new hire option occurs AFTER November 27, 2001, the Replacement Option will not be partially vested until the cliff vesting date under the original option. As a result, on December 1, 2001, the employee will become partially vested in the Replacement Option. The extent of the vesting is the seven full months from the May 1, 2001 vesting start date. The balance of the option will vest monthly over the following 41 months and, as with the earlier example, be fully vested on May 1, 2005.

The easiest way to figure out which of the two categories you fall in is:

     -    Determine your date of hire at BroadVision.

          - If it's before December 1, 2000, you will be partially vested in your Replacement Option on the day it is granted (i.e., November 27, 2001).

          - If it's after November 30, 2000, your Replacement Option will not be vested until the first anniversary of the 1st of the month when you started as a BroadVision employee.

That's it for vesting. Now let's take a more detailed look at how the Six-month Rule affects the Stock Option Exchange Program.


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SIX MONTH RULE

The Financial Accounting Standards Board sets the rules under which companies like ours prepare their financial statements. Within the last few years, new rules were established on how you account for option repricing programs similar to our Option Exchange Program.

The current rule prohibits the cancellation of an option and the grant of another option sooner than six months after the cancellation date. Violation of the rules results in a charge against earnings over the life of the option.

To remain in compliance with the rule, we are delaying the grant of the Replacement Options until six months and two days after the May 25, 2001 cancellation date for underwater options.

If you want to participate in the program, this Six Month Rule looks for option grants both before and after the Option Cancellation Date.

In other words, if you exchange any option and were granted another option during the six months BEFORE the Option Cancellation Date MUST also be cancelled and replaced whether or not they are underwater. In addition, no new option can be granted to you during the six months after the Option Cancellation Date. If you would otherwise be awarded a grant before November 27 and you cancel an underwater option, your additional award will be deferred until November 27, 2001.

Earlier I mentioned our new Focal Option program. If you were selected to a focal option, the Six Month Rule will dictate when it will be granted.

Let's look at an example of how the Six Month Rule works.


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SIX-MONTH ACCOUNTING RULE - EXAMPLE

In this example, Stella has been granted two options: her New Hire Option granted in February of 2000 and a Promotional Option, which she received in January of this year. She decides to exchange her $49 February 2000 New Hire Option.

Because she elected to exchange an option and her Promotional Option was granted within six months before the Option Cancellation Date, the Promotional Option will be automatically be cancelled on May 25, 2001 and replaced with another option on the Replacement Option Grant Date in November. This will happen whether or not the Promotional Option is underwater on the Option Cancellation Date.

On November 27, 2001, Stella will receive Replacement Options for both exchanged options. The exercise price will be the closing share price of BroadVision stock on November 26, 2001.

Now let me discuss how the Six Month Rule affects you if you were awarded a Focal Stock Option.


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HOW ARE MY FOCAL GRANTS AFFECTED?

This year, we are instituting an annual review of all employees to determine who will be awarded additional stock options. We call this the Focal Option Grant Program. The selections have been made and will be announced to you within the next week or so, if they haven't already been. We planned to actually grant these focal options now, but the Option Exchange Program and the Six Month Rule change that.

If you are being awarded a focal option, the timing of the grant of the Focal Option depends on whether you are participating in the Option Exchange Program.

First, if you decide NOT to exchange any of your underwater options, your focal Option will be granted on May 25, 2001. The exercise price for the option will be the closing price of BroadVision stock on May 24, 2001.

However, if you choose to participate in the Stock Option Exchange Program, your Focal option will be deferred until November 27, 2001 in order to stay in compliance with the Six-Month Rule. The exercise price of any Deferred Focal Option will be the closing price of BroadVision stock on November 26, 2001.

Just like the Replacement Option, you must remain employed through the Replacement Grant Date in order to receive your deferred Focal Option.


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FOCAL OPTIONS

Whether your Focal Option is granted in May or in November, it will vest over four years beginning May 1, 2001 - subject to the one-year cliff rule for persons who joined BroadVision after November 2000.

So, if you do not participate in the Option Exchange Program and are awarded a Focal Option, you will first vest in that Focal Option on June 1, 2001.

If you elect to participate in the Option Exchange Program and are awarded a Focal Option, it will be granted in November together with your Replacement Option and it will be six months vested at that time. Unless, of course, you were hired after December 2000, in which event, the Replacement Option and the deferred Focal Option will not vest until the 1st of the month in which the first anniversary of your date of hire falls.

To participate in the Option Exchange Program, you must complete and submit an On-Line Election Form. You should do this, whether or not you're exchanging options. Now, we'll spend a few minutes on what you need to do and how you can get additional information about this program.


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WHAT YOU NEED TO DO

To make your decision, you need to review your BroadVision options. You have been sent a Personnel Option Status report from Stock Administration. If you haven't already received it, you should receive no later than April 30, 2001. If you don't receive it by then, please contact Stock Administration in Redwood City. You need this summary to help you make your decision about exchanging underwater options. You should keep this summary for your records.

We have established this internal website for the Option Exchange Program. It is located at www.optionexchange.broadvision.com/home. You're watching this webcast from that site. The site contains the formal documents offering the option exchange, a link to commonly asked questions and related answers as well as the On-Line Election Form.

To participate, you must complete and submit the online Election Form. If you want to exchange an underwater option, you simply need to check the box next to the option and hit the submit button. If you don't want to exchange a particular option, do not check the box next to that option.

Even if you decide not to exchange any options, we would like (but don't require) you to submit a form that leaves the boxes blank.

After you hit the submit button, a confirmation page will appear. You should print that page and keep it for your records.

The deadline for electing to participate in the Stock Option Exchange Program is 5:00 p.m. California Time on the Option Cancellation Date - May 25, 2001. If you don't complete and submit an election form before the deadline, none of your options will be exchanged.

If you want to change your election, you may do so as many times as you want up to the 5:00 p.m. deadline on May 25, 2001. The last election you submit before the deadline will be the one used to process the option exchange.

After the deadline, you may not change your mind or get your exchanged options back. Elections are final.

Remember that if your employment with BroadVision terminates before the May 25, 2001 deadline, any election you make will be voided and none of your options will be eligible to be exchanged under this program.

Now, it's up to you to decide whether or not to exchange any of your underwater options.


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THINGS TO CONSIDER

If you do choose to participate, you will want to keep in mind the following:

-    Your options must be underwater on the Cancellation Date, May 25, 2001;

-    You must submit an On-Line Election Form;

- Replacement Options will have four-year vesting beginning on May 1, 2001 and vesting for your exchanged options will be lost.

- If you exchange underwater options and you were awarded a Focal Option, your Focal Option will be deferred until the date your Replacement Option is granted.

THINGS TO CONSIDER

Let me say a few words about making your decision. BroadVision can't provide you with any advice regarding your decision to participate. Your decision regarding exchanging your options is a very personal one, and you will probably want to consider a variety of factors including your personal financial goals.

We do urge you to check with your financial and tax advisors before making your decision.

Let's quickly review the key dates for this program.


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KEY DATES

May 1, 2001 is the date from which we measure vesting of Replacement Options, Focal Options and Deferred Focal Options.

May 25, 2001 is the last day to submit your On-Line Election Form and will be the effective date that underwater options you elect to exchange will be cancelled. It is also the date on which Focal Options will be granted to recipients who have not elected to participate in the Option Exchange Program.

November 27, 2001 is the date on which Replacement Options and Deferred Focal Options will be granted.


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QUESTIONS

This webcast has been a brief overview of the program. More information is available on the Option Exchange website at www.optionexchange.broadvision.com/home.

Included on the site are questions and answers that are most commonly asked on a program like this. If you have additional questions, simply submit them through the website. We will review questions at least weekly and provide answers by way of update to the Q&A page on the website. Please do not submit the questions directly to my email box or to Stock Administration; doing so will delay responses.

Again, thanks for taking the time to listen to this webcast.


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